

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Dajiang Guo
Chief Executive Officer
AlphaTime Acquisition Corp
500 5th Avenue, Suite 938
New York, NY 10110

      Re: AlphaTime Acquisition Corp
          Form 10-K for the Year Ended December 31, 2022
          Response Dated December 26, 2023
          File No. 001-41584

Dear Dajiang Guo:

We have reviewed your December 26, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Evaluation of Disclosure Controls and Procedures, page 76

1.   We note your response to our comment. Please note that simply making revisions to future periodic filings will not be sufficient. Please revise your periodic reports filed to date to include the required disclosures pursuant to Item 307 of Regulation S-K. As a part of your process, please consider whether failure to include the required disclosures previously impacts conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In light of these facts, if management concludes that the disclosure controls and procedures were effective

nonetheless, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Blankenship, Winston & Strawn